

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 17, 2014

Via E-Mail
John K. Wilson, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

> **RE: Hudson Global, Inc.**
> **Preliminary Proxy Statement**
> **Filed April 11, 2014**
> **File No. 000-50129**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to clarify the effect of broker non-votes with respect to each proposal. Specifically, indicate, if true, that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting regardless of whether such proposals are routine or not.

Election of Directors, page 5

2.   Please revise to describe Ms. Laing's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on. See Item 5(b)(1)(ii) of Schedule 14A. Also revise to disclose her business experience during the last five years. See Item 7(b) of Schedule 14A and corresponding Item 401 of Regulation S-K. .

Approval of an Amendment . . ., page 50

3.   The disclosure regarding this proposal discusses amendments to your articles of incorporation to declassify the board of directors and to modify shareholders' ability to remove directors. Please provide us with an analysis that undertakes to explain how including both changes in one proposal is consistent with Exchange Act Rule 14a-4(a)(3).

Proxy Solicitation, page 52

4.   We note that proxies may be solicited by telephone, personally and electronic communication. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

5.   Please provide us with the statement required by Item 5(b)(1)(iii) of Schedule 14A for each participant notwithstanding the absence of a requirement to disclose a negative response in the proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Nicholas Panos, Senior Special Counsel, at (202) 551-3266 or me at (202) 551-3641.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions